Exhibit 99.1

MEDIGUS LTD.
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2015

MEDIGUS LTD.
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2015

	March 31		December 31,
	2015	2014	2014
	(unaudited)		(audited)
	NIS in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	43,563	21,722	42,067
Short-term deposits		3,633
Financial assets at fair value through profit or loss		7,961	8,187
Other receivables:
Trade receivables	76	391	513
Other	2,327	2,476	1,738
Inventory	1,307	999	1,403
	47,273	37,182	53,908

NON-CURRENT ASSETS:
Inventory	296	794	541
Property and equipment	929	1,212	945
Intangible assets	201	116	185
	1,426	2,122	1,671

TOTAL ASSETS	48,699	39,304	55,579

/s/ Nissim Darvish	/s/ Christopher Rowland	/s/ Oded Yatzkan
Dr. Nissim Darvish Chairman of the Board	Christopher Rowland Chief Executive Officer	Oded Yatzkan Chief Financial Officer

Date of approval of financial information for interim period by board of directors of Company: March 31, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2015

	March 31		December 31,
	2015	2014	2014
	(unaudited)		(audited)
	NIS in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable:
Trade payables	877	848	791
Other	3,071	2,531	3,223
	3,948	3,379	4,014
NON-CURRENT LIABILITIES:
Warrants at fair value	982	2,317	428
Retirement benefit obligation , net	381	225	381
	1,363	2,542	809
TOTAL LIABILITIES	5,311	5,921	4,823

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	2,499	1,646	2,499
Share premium	171,001	138,421	170,741
Other capital reserves	4,412	4,205	4,498
Warrants	2,828	1,671	2,828
Accumulated deficit	(137,352)	(112,560)	(129,810)
TOTAL EQUITY	43,388	33,383	50,756
TOTAL LIABILITIES AND EQUITY	48,699	39,304	55,579

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Three months ended March 31		Year ended December 31,
	2015	2014	2014
	(unaudited)		(audited)
	NIS in thousands

Revenues	277	1,113	2,664
Cost of revenues	104	486	1,252
Gross profit	173	627	1,412
Research and development expenses	3,650	3,402	14,401
Selling and marketing expenses	1,722	1,518	8,353
Administrative and general expenses	2,159	1,511	8,206
Other income, net	10	907	941
Operating loss	(7,348)	(4,897)	(28,607)
Profit (Loss) from changes in fair value of warrants issued to investors	(554)	(639)	3,605
Financing income in respect of deposits and exchange differences	482	83	2,513
Financing expenses in respect of bank commissions	(44)	(31)	(127)
Financing income (expenses), net	438	52	2,386
Loss before taxes on income	(7,464)	(5,484)	(22,616)
Taxes on income	(78)		(13)
Loss for the period	(7,542)	(5,484)	(22,629)

Other comprehensive income (loss):
Amounts which will not be reclassified to profit or loss -
re-measurement of net liabilities for employee benefits			(105)
Amounts which may be subsequently reclassified to profit or loss:
Currency translation differences	5		14
Other comprehensive income (loss) for the period, net of tax	5		(91)

Total comprehensive loss for the period	(7,537)	(5,484)	(22,720)

Basic and diluted loss per share attributed to the owners of the company	(0.03)	(0.03)	(0.12)

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Continued) - 1
MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2015 (audited)	2,499	170,741	2,434	2,050	14	2,828	(129,810)	50,756
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(7,542)	(7,542)
Other comprehensive income for the period					5			5
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					5		(7,542)	(7,537)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			169					169
Forfeiture of options		260	(260)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		260	(91)					169
BALANCE AS OF MARCH 31, 2015 (unaudited)	2,499	171,001	2,343	2,050	19	2,828	(137,352)	43,388

(Continued) - 2

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2014 (audited)	1,646	138,378	2,081	2,050	1,671	(107,076)	38,750
CHANGES DURING THE 3-MONTH PERIOD ENDED MARCH 31, 2014 (unaudited)-

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD						(5,484)	(5,484)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			117				117
Forfeiture of options		43	(43)
TOTAL TRANSACTIONS WITH SHAREHOLDERS		43	74				117
BALANCE AS OF MARCH 31, 2014 (unaudited)	1,646	138,421	2,155	2,050	1,671	(112,560)	33,383

(Concluded) - 3

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands

BALANCE AS OF JANUARY 1, 2014	1,646	138,378	2,081	2,050		1,671	(107,076)	38,750
CHANGES DURING 2014 -
COMPREHENSIVE LOSS:
Loss for the year							(22,629)	(22,629)
Other comprehensive loss for the year					14		(105)	(91)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR					14		(22,734)	(22,720)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance shares and warrants	853	31,605				1,157		33,615
Options granted to employees and service providers			1,111					1,111
Forfeiture and expiration of options and warrants		758	(758)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	853	32,363	353			1,157		34,726
BALANCE AS OF DECEMBER 31, 2014	2,499	170,741	2,434	2,050	14	2,828	(129,810)	50,756

The accompanying notes are an integral part of these condensed consolidated financial statements.

(Continued) - 1

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

	Three months ended March 31		Year ended December 31,
	2015	2014	2014
	(unaudited)		(audited)
	NIS in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows generated from (used in) operations (see Appendix)	1,241	(6,537)	(28,015)
Income tax paid	(78)		(13)
Interest received	8	57	96
Net cash generated from ( used in) operating activities	1,171	(6,480)	(27,932)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment of short-term deposits		4,507	8,086
Acquisition of property and equipment	(81)	(99)	(240)
Acquisition of intangible assets	(35)	(116)	(149)
Net cash generated from (used in) investing activities	(116)	4,292	7,697

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants			35,970
Net cash flows generated from financing activities			35,970
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,055	(2,188)	15,735
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,067	23,926	23,926
GAINS (LOSSES) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	441	(16)	2,406
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	43,563	21,722	42,067

(Concluded) - 2

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2015

Appendix to the condensed statements of cash flows

	Three months ended March 31		Year ended December 31,
	2015	2014	2014
	(unaudited)		(audited)
	NIS in thousands
Net cash generated from (used in) operations:
Loss for the period before taxes on income	(7,464)	(5,484)	(22,616)
Adjustment in respect of:
Interest received	(8)	(57)	(96)
Liability for employee benefits, net			51
Depreciation	97	100	448
Amortization of intangible assets	19	270	294
Losses (gains) from exchange differences on cash and cash equivalents	(436)	16	(2,392)
Amounts charged in respect of options granted to employees and service providers	169	117	1,111
Gains on change in the fair value of financial instruments at fair value through profit or loss	(10)	(32)	(66)
Revaluation of and exchange differences on short-term deposits		(67)	(13)
Profit on change in the fair value of warrants issued to investors	554	639	(3,605)

Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	437	(143)	(265)
Other	(589)	(872)	(134)
Increase (decrease) in accounts payable :
Trade	86	320	263
Other	(152)	(1,488)	(796)
Increase in inventory	341	115	(36)
Net sales (acquisitions) of financial assets at fair value through profit or loss	8,197	29	(163)
NET CASH GENERATED FROM (USED IN) OPERATIONS	1,241	(6,537)	(28,015)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
 MARCH 31, 2015
(UNAUDITED)

NOTE 1 - GENERAL:

a.
Medigus Ltd. (hereinafter – the “Company") together with its subsidiary (hereinafter – the “Group") is a medical device group specializing in research and development of innovative endoscopic procedures and devices. To date most of the Group's research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”)  for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry in order to integrate the systems and products it has developed. To date, the MUSE product has not generated significant revenues and most of the Group's revenues arise from sales of miniature cameras and related equipment, which it developed and manufactures and which are used in endoscopic procedures.   The Company has two reportable segments: MUSE segment and Visual segment. For information as to the Group’s reportable segments see Note 4.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company is a publicly traded limited liability corporation and the Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. Since May 20, 2015, the Company's American Depositary Receipts (ADRs) are also traded on the NASDAQ Capital Market. Each ADR certificate represents 100 ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel.  The address of its registered office is P.O. Box 3030, Omer, 84965000.

b.
On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”). The Subsidiary did not engage in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement where the subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium. It is noted that the CEO is employed directly by the Subsidiary.

c.
During the 3-month period ended March 31, 2015 the Group incurred losses of approximately – NIS 7.5 million .As of March 31, 2015 the Group had total accumulated losses of approximately NIS 137 Million, however had positive working capital of approximately NIS 43,325 thousand.

Based on the projected cash flows prepared by the Company, which is based on estimated future revenues and which takes into account the Company's estimate of its projected expenses and its cash balances and financial assets at fair value through profit and loss as of March 31, 2015, the Company is of the opinion that it has the ability to continue advancing its activities including the development, manufacture and marketing of its products for a period of at least 12 months from the date of approval of these financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of March 31, 2015 and for the three-month interim period ended on this date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 'Interim Financial Reporting' (hereafter – "IAS 34"), and includes the additional disclosures required pursuant to Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970. The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2014 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards, which are standards and interpretations issued by the International Accounting Standards Board (hereinafter – "IFRS") and which included the additional disclosures required pursuant to the Securities Regulations (Annual Financial Reports) 5770-2010.

b.
Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group's accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group's accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group's annual financial statements for the year ended December 31, 2014.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and the calculation methods applied in the preparation of the interim financial information are consistent with those used in the preparation of the Group's 2014 annual financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION:

The Group’s management determined that the Company CEO is the Chief Operating Decision Maker (hereinafter - "CODM") of the Group. The Group’s management determined that there are two operating segments, on the basis of the organizational structure of the Group, the business activities, and the information which is reviewed by the CODM in order to evaluate performance and the appropriate allocation of resources.  Commencing with the third quarter of 2014, the CODM of the Group evaluates performance and allocate resources based on two operating segments of the Company. In accordance therewith, the segment data was implemented retroactively in these financial statements.

The CODM of the Group examines the performance of the segments on the basis of operating loss excluding general and administrative expenses and other income, net.  Further, the internal reports of the CODM do not include assets and liabilities.  The information provided to the CODM are measured consistent with the measurement methods in the financial statements.

The operating segments of the Group are detailed in accordance with IFRS 8 as follows:

1)	MUSE segment – development, manufacturing and marketing of an endoscopy system for the treatment of gastroesophageal reflux disease (GERD).

2)	Visual segment - development, manufacturing and marketing of products based on miniature cameras and related equipment. To date, most of the Group's revenue arises from this segment.

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month period ended March 31, 2015
Revenues from external customers	277		277

Segment results	(924)	(4,275)	(5,199)
General and Administrative expenses			(2,159)
Other income, net			10
Operating loss			(7,348)
Loss from change in fair value of warrants			(554)
Financing income, net			438
Taxes on income			(78)
Loss for the period			(7,542)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 4 - SEGMENT INFORMATION (continued):

	Visual Segment	MUSE Segment	Total
	NIS in thousands
For the three-month period ended March 31,2014
Revenues from external customers	852	261	1,113

Segment results	(242)	(4,051)	(4,293)
General and Administrative expenses			(1,511)
Other income, net			907
Operating loss			(4,897)
Loss from change in fair value of warrants			(639)
Financing income, net			52
Loss for the period			(5,484)

	Visual Segment	MUSE Segment	Total
	NIS in thousands
Year ended December 31,2014
Revenues from external customers	2,336	328	2,664

Segment results	(2,144)	(19,198)	(21,342)
General and Administrative expenses			(8,206)
Other income, net			941
Operating loss			(28,607)
Profit from change in fair value of warrants			3,605
Financing income, net			2,386
Taxes on income			(13)
Loss for the year			(22,629)

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES:

a.
Compensation to interested parties for patent preparation services that they provide to the Company in the 3- months period ended March 31, 2015 was NIS 146 thousand (unaudited), compared to NIS 121 thousand (unaudited) and NIS 522 thousand (audited) for 3-months period ended March 31, 2014 and the full year 2014, respectively.

b.
The amount of compensation to key management personnel for employment services they provide to the Group (including the value of benefit in granted options) in the 3-month period ended March 31, 2015 was NIS 484 thousand (unaudited), compare to NIS 460 thousand (unaudited) and NIS 2,556 thousand (audited) for 3-months period ended March 2014 and the full year 2014, respectively.

NOTE 6 - EQUITY:

a.	On January 1, 2015, 100,000 options (Series 6) and 93,750 options (Series A) were forfeited and 31,250 options (Series A) expired, due to cessation of service of a director of the Company.

b.
On January 22, 2015 the Company filed a non-uniform offering shelf offering report signed by the pricing underwriter, Rosario Underwriting Services (A.S.) Ltd., which permitted the resale of the  shares, including the shares underlying the warrants, (which were allocated to investors during  August 2014), in accordance with the Israeli Securities Law and Regulations.

c.
On March 20, 2015, 70,000 options (Series 6), 48,750 options (Series A) and 93,333 options (Series B) were forfeited and 16,250 options (Series A), 46,667 options (Series B) and 240,000 options (Series D) expired, due to the termination of employment of two employees.

d.	On March 31, 2015, 650,000 options (Series C) expired due to failure to meet the target for target based vesting.

e.
On May 6, 2015, a special general meeting of the Company’s shareholders approved an increase to the Company's authorized share capital by an additional NIS 10,000,000, such  that after the increase  the Company's authorized share capital is now NIS 15,000,000 divided into 1,500,000,000 ordinary shares par value NIS 0.01.  In addition, the Company's shareholders approved a 10:1 reverse share split such that every 10 ordinary shares of the Company par value NIS 0.01 shall be converted into one ordinary share par value NIS 0.10, without changing the rights attached to each share. The reverse share split shall be implemented by the Company within 6 months from the date of approval. The shareholders further approved an amendment to the Company's articles of association to reflect the aforesaid reverse share split once implemented. Following the reverse share split, the Company's share option plans and outstanding options and warrants to purchase its ordinary shares shall also be adjusted to reflect the reverse share split. Following the reverse share split, the Company will effect a change in the ratio of ordinary shares to each ADR, such that after the reverse share split is implemented each ADR certificate will represent 10 post-reverse share split ordinary shares, instead of a ration of 100:1 as currently in place prior to the implementation of the reverse share split.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 7 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS:

a.
Fair value disclosure

The following table presents the group's financial assets and liabilities that are measured at fair value 31 March 2015 (unaudited), 31 March 2014 (unaudited) and 31 December 2014 (audited):

	March 31,						December 31,
	2015			2014			2014
	Level 1	Level 3	Total	Level 1	Level 2	Total	Level 1	Level 3	Total
	NIS in thousands
Financial assets at fair value through profit or loss -
financial assets held for trading				7,961		7,961	8,187		8,187
Financial liabilities at fair value through profit or loss -
Warrants at fair value		982	982		2,317	2,317		428	428

In the 3-month periods ended March 31, 2015 and March 31, 2014 no transfers were made between levels.

In the 12-month period ended December 31, 2014, a transfer was  made from level 2 to level 3 as detailed in section b hereinafter.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 7 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

b.	Fair value measurements using significant unobservable inputs (level 3): In the 3-month periods ended March 31, 2015 and March 31, 2014 no transfers were made between to or from level 3

Warrants
NIS thousands
Opening balance at 1 January	--
Issuance of warrants (see note 13(b)(5))	2,355
Transfer to Level 3*	2,317
Gains and losses recognized in profit or loss	(4,244)
Closing balance at 31 December	428

Total unrealized profits for the period included in profit or loss for liabilities held at the end of the reporting period	4,244

 * In 2014, the Group transferred warrants from level 2 to level 3 due to the fact that during the second quarter of 2014 the Company commenced using a standard deviation parameter that was calculated based on historical share market prices instead of current standard deviation embedded in the market price of traded warrants.

c.
Evaluation process used by the Company

Valuation of financial liabilities at fair value through profit or loss are carried out by a professional and independent appraiser.

The main subject that is unobservable (Level 3) is used by the Group in the valuation of stock options is standard deviation. Evaluation of standard deviation is based on  historical share market prices of the Company.

d.
Fair value of financial assets and liabilities measured at depreciated cost

The carrying amounts of financial assets and liabilities listed below approximate their fair value as the effect of the discount is not material:

▪	Cash and cash equivalents
▪	Short-term deposits
▪	Trade and other receivables
▪	Trade and other payables

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2015
(UNAUDITED)

NOTE 7 - FINANCIAL INSTRUMENTS AND FINANCIAL RISKS (continued):

e.
Financial risk management

The Group’s activities expose it to a range of financial risks: market risks (including currency risks, fair value risk for interest rates, cash flow risks for interest rates and price risk), credit risks and liquidity risks.

As mentioned above, the interim financial information does not include information and disclosures required in annual financial statements, including those related to financial risk management by the Group, and the financial information for the interim period should be read together with the 2014 annual financial statements and its accompanying notes.

No significant changes have taken place in the Group’s financial risk management policy disclosed in the 2014 annual financial statements.

NOTE 8 - SUBSEQUENT EVENTS:

a.	See Note 6e regarding the Increasing the authorized capital and approval for a reverse share split to be effected in the future.

b.
On May 20, 2015, the Company's American Depositary Receipts (ADRs) begin trading on the NASDAQ Capital Market. Each ADR certificate 100 ordinary shares of the Company. After the reverse share split,  described in Note 6e, is implemented ,each ADR certificate will represent 10 post-reverse share split ordinary shares.